Leadership Update: Adastra Appoints Lachlan McLeod as CFO

LANGLEY, BC, February 14, 2023 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis company and producer of two top Canadian concentrate brands, with a focus on processing, adult-use and medical sales, organoleptic and analytical testing, today announced that Lachlan McLeod, CPA of Fehr & Associates, has been appointed Chief Financial Officer.

"With deep functional expertise and technical knowledge in all aspects of corporate finance, financial planning and accounting, we believe Lachlan's leadership will support our next phase of growth," said Michael Forbes, CEO of Adastra. "Lachlan's proven track record of helping businesses exceed their potential, makes him the perfect fit for Adastra as we continue to scale at a rapid pace. We are confident that Lachlan will provide the leadership we need as we continue to expand our presence in the cannabis industry."

Lachlan has experience in public practice, having worked as an auditor for a Big 4 accounting firm for four years, and has served as a fractional CFO for multiple public companies. Lachlan has a proven track record of helping businesses meet financial and regulatory reporting requirements. Lachlan is a Chartered Professional Accountant (CPA) with a Bachelor's degree in Science with an Economics major and a Business minor from the University of Victoria, and a Diploma of Accounting from the Sauder School of Business at the University of British Columbia.

"I am honoured to take on the role of CFO at Adastra," said Lachlan McLeod, CFO of Adastra. "I look forward to working with the talented team to strengthen the Company's financial strategy and drive growth."

Lachlan replaces Oliver Foeste who will remain with Adastra in an advisory capacity to provide transitional support. The Company thanks Oliver for his services.

About Fehr & Associates and Lachlan McLeod

Fehr & Associates (www.fehrandassociates.ca) is a cooperative company that focuses on helping businesses exceed their potential by providing CFO, controller, and accounting services for private and publicly traded organizations, with a team of accounting professionals with extensive industry experience. Mr. McLeod, a Chartered Professional Accountant, brings over 10 years of senior finance experience and has served at senior executive management levels in both public and private companies. He has experience in meeting financial and regulatory reporting requirements, as well as providing audit support for complex issues. Prior to joining Fehr & Associates in 2018, Lachlan worked as an auditor at a Big 4 accounting firm for four years, servicing both private and public-sector clients.

About Adastra Holdings Ltd.

Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use, medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra's Phyto Extractions brand is well-known for its cannabis concentrate products, available on shelves at over 1,400 adult-use retailers across Canada. The Company also operates Adastra Labs Inc., a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, British Columbia, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin and Psilocin, under its Controlled Substances Dealer's License. Adastra is poised to be a drug formulation and development leader in this emerging sector. Adastra operates PerceiveMD, a multidisciplinary manufacturer for medical cannabis and psychedelic therapies, working alongside practitioners and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

For additional information, please contact:

Michael Forbes, CEO, Corporate Secretary & Director

P: (778) 715 5011

michael@adastraholdings.ca

Alyssa Barry, Investor Relations

ir@adastraholdings.ca